MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

December 16, 2015

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 73 to Registration Statement on Form N-1A for MFS Series Trust I ("Trust I") on behalf of MFS U.S. Government Cash Reserve Fund (File Nos. 33-7638 and 811-4777) and Post-Effective Amendment No. 67 to Registration Statement on Form N-1A for MFS Series Trust IV ("Trust IV") on behalf of MFS U.S. Government Money Market Fund (File Nos. 002-54607 and 811-2594) (each, a "Fund" or Collectively, the "Funds")

Ladies and Gentlemen:

On behalf of Trust I and Trust IV (the "Trusts"), this letter sets forth our responses to your comments of December 2, 2015, on the above-mentioned Post-Effective Amendments to the Registration Statements ("PEAs"), each filed with the Securities and Exchange Commission (the "SEC") on October 29, 2015. The PEA for Trust I was filed on behalf of MFS U.S. Government Cash Reserve Fund, and the PEA for Trust IV was filed on behalf of MFS U.S. Government Money Market Fund, each for the purpose of describing certain changes to each Fund's Principal Investment Strategies. Comments and responses apply to each Fund unless otherwise indicated.

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced PEAs.

Response:	As requested, in connection with the filing of the above-referenced PEAs, we acknowledge the following:

Securities and Exchange Commission
December 16, 2015

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filings;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii)
the Trusts may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trusts note that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

2.	Comment:	MFS Global Leaders Fund is referenced in the transmittal letter as being terminated, but is still referenced in the Statement of Additional Information. Please explain.

Response:
MFS Global Leaders Fund, another series of Trust I, was terminated on November 18, 2015. All references to MFS Global Leaders Fund will be removed from the shared Statement of Additional Information in Trust I's 485(b) filing.

3.	Comment:	Please include with your response letter a completed fee table and expense example for each Fund.

Response:	A completed fee table and expense example for each Fund, which will be included in each Fund's final prospectus, is attached to this letter as Exhibit I.

4.	Comment:
The second paragraph of each Fund's "Principal Investment Strategy" section states that "In buying and selling investments for the fund, MFS seeks to comply with Securities and Exchange Commission rules for money market funds regarding credit quality, diversification, liquidity, and maturity. MFS stresses maintaining a stable $1.00 share price, liquidity, and income." Please revise the sentence to reflect that MFS complies with SEC rules rather than seeks to comply with SEC rules.

Securities and Exchange Commission
December 16, 2015

Response:
MFS will make the following change: "In buying and selling investments for the fund, MFS ~~seeks to comply with~~follows Securities and Exchange Commission rules for money market funds regarding credit quality, diversification, liquidity, and maturity. MFS stresses maintaining a stable $1.00 share price, liquidity, and income."

5.	Comment:
Each Fund's "Investment Adviser" section of the prospectus includes a description of a voluntary management fee waiver. Please confirm that these voluntary waivers will not be reflected in the "Fees and Expenses" table.

Response:
Pursuant to Instruction 3(e) to Item 3 of Form N-1A, and as set forth in Exhibit I, we confirm that the "Fees and Expenses" table will not reflect the voluntary management fee waiver that is set forth in each Fund's "Investment Adviser" section of the prospectus.

6.	Comment:
Under "Appendix L – Investment Restrictions," in each Fund's Statement of Additional Information, the following is included for several funds: "For purposes of fundamental investment restriction no. 6, investments in other investment companies are not considered an investment in any particular industry and portfolio securities held by an underlying fund in which the Fund may invest are not considered to be securities purchased by the Fund." Please confirm that MFS is aware of the SEC staff's position that to the extent practical a Fund should look through to the holdings of such underlying funds when monitoring the Fund's industry concentration limit.

Response:
Although we are aware of the SEC's position that a fund should look through to the holdings of underlying funds to the extent practical when monitoring the Fund's industry concentration limit, MFS is not aware of any SEC requirement to look-through to underlying funds when monitoring a fund's industry concentration limit. Please note that investing in underlying investment companies is not a Principal Investment Strategy of either Fund, nor of any other fund described in each Fund's Statement of Additional Information.

Securities and Exchange Commission
December 16, 2015

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

THOMAS H. CONNORS
Thomas H. Connors
Assistant Secretary

Securities and Exchange Commission
December 16, 2015

Exhibit I

MFS U.S. Government Cash Reserve Fund

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund.

Shareholder Fees (fees paid directly from your investment):
Share Class	A AND 529A	B AND 529B	C AND 529C	R1	R2	R3	R4
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None	4.00%	1.00%	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	529A	529B	529C	R1	R2	R3	R4
Management Fee	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	0.25%	1.00%	1.00%	1.00%	0.50%	0.25%	None
Other Expenses	0.27%	0.27%	0.27%	0.37%	0.37%	0.37%	0.27%	0.27%	0.27%	0.27%
Total Annual Fund Operating Expenses	0.92%	1.67%	1.67%	1.02%	1.77%	1.77%	1.67%	1.17%	0.92%	0.67%
Fee Reductions and/or Expense Reimbursements1	(0.25)%	0.00%	0.00%	(0.30)%	(0.05)%	(0.05)%	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.67%	1.67%	1.67%	0.72%	1.72%	1.72%	1.67%	1.17%	0.92%	0.67%

1
MFS Fund Distributors, Inc., has agreed to in writing to waive the Class A service fee and the Class 529A service fee to 0.00% of the fund's average daily net assets annually until modified by the fund's Board of Trustees, but such agreements will continue until at least December 31, 2016. MFS Fund Distributors, Inc., has agreed in writing to waive the program management fee for each of the fund's Class 529A, Class 529B, and Class 529C shares to 0.05% of the fund's average daily net assets attributable to each share class annually. This written agreement will expire on December 31, 2016, unless MFS Fund Distributors, Inc., elects to extend the waiver.

Securities and Exchange Commission
December 16, 2015

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund’s operating expenses remain the same.

Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A Shares	$68	$268	$485	$1,108
Class B Shares assuming
redemption at end of period	$570	$826	$1,107	$1,777
no redemption at end of period	$170	$526	$907	$1,777
Class C Shares assuming
redemption at end of period	$270	$526	$907	$1,976
no redemption at end of period	$170	$526	$907	$1,976
Class 529A Shares	$74	$295	$534	$1,221
Class 529B Shares assuming
redemption at end of period	$575	$852	$1,155	$1,882
no redemption at end of period	$175	$552	$955	$1,882
Class 529C Shares assuming
redemption at end of period	$275	$552	$955	$2,080
no redemption at end of period	$175	$552	$955	$2,080
Class R1 Shares	$170	$526	$907	$1,976
Class R2 Shares	$119	$372	$644	$1,420
Class R3 Shares	$94	$293	$509	$1,131
Class R4 Shares	$68	$214	$373	$835

Securities and Exchange Commission
December 16, 2015

MFS U.S. Government Money Market Fund

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund.

Shareholder Fees (fees paid directly from your investment):

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.40%
Other Expenses	0.22%
Total Annual Fund Operating Expenses	0.62%

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods; your investment has a 5% return each year; and the fund’s operating expenses remain the same.

Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Fund Shares	$63	$199	$346	$774